Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262805

Equitable Financial Life Insurance Company

Supplement dated January 19, 2023 to the current prospectus for the Structured Investment Option

This Supplement modifies certain information in the above-referenced prospectus offered by Equitable Financial Life Insurance Company (the “Company”). You should read this Supplement in conjunction with your prospectus and retain it for future reference. Unless otherwise indicated, all other information included in your prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your prospectus.

The Structured Investment Option is not available as an investment option for contracts issued in New York on or after January 1, 2023.

NB NY only	Catalog No. 300067 (1/23)